EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Six Months Ended June 28, 2008
Fixed charges:
Interest expense	$224
Estimated interest portion of rents	18
Total fixed charges	$242

Income:
Income from continuing operations before income taxes	$744
Fixed charges	242
Adjusted income	$986

Ratio of income to fixed charges	4.07